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04000863

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Far East Energy Corporation
Exact name of registrant as specified in charter

0001124024
Registrant CIK Number

Form 8-K/A Filed on 12/24/2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-32455
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, 20 04.

Far East Energy Corporation
(Registrant)

By:
Michael R. McElwrath, Chief Executive Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on January 9, , 2004, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

Chief Executive Officer
(Title)

EXHIBIT INDEX

Exhibit No.	Page	Description of Exhibit
2.3	**	Exhibit 2.1(b) to Plan of Merger - Valley & Phillips Company Montana Lease Map of the Oil and Gas Leases

** The Company has requested a hardship exemption for an exhibit to Exhibit 2.3 of this report, specifically relating to the map of oil and gas leases.

Valley & Phillips Counties, Montana



R30E
R31E
R32E
R33E
R34E
R35E
R36E
R37E
T 34 N
T 33 N
T 32 N
T 31 N
T 30 N
Whitewater
East Whitewater
Swanson Creek
Phillips County
Valley County
Ashfield
Bowdoin Unit
Bowdoin Field
Hinsdale
Saco
American Oil & Gas Inc.
October 2002
Federal expires March 2009
Freehold
Federal & State expires June & September 2012
0 2 4 6 miles

Exhibit 2.1 (b)
Valley & Phillips Co., Montana ;
American Oil & Gas Inc., Newark Valley Oil & Gas Inc.
Lease Map Dated October 2002